PF 3-31-02

02024708

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2002

P.G. 3-31-02

BRANDERA INC.
(Name of Registrant)
F/N BRANDERA com INC
5255 Yonge Street, Suite 705, Toronto, Ontario M2N 6P4
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. Yes No xxx

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

January 2002 Information

1. Press Release dated March 22, 2002 – "BrandEra Inc. 2nd Quarter Results."
2. BrandEra Inc. Second Quarter Report Six Months Ended January 31, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

BrandEra Inc. -- SEC File No. 0-27144
(Registrant)

Date: April 2, 2002 By: ____________________
David Berman, VP Finance/Secretary

FOR IMMEDIATE RELEASE
Company Contact:

David Berman
CFO, VP Finance
Tel: (416) 226-2800
Fax:(416) 226-1931
Email: davidb@brandera.com

BRANDERA INC.

2nd QUARTER RESULTS

TORONTO – March 22, 2002 - BRANDERA INC. ("BrandEra") (CDNX: YBD) (OTCBB: BRND) today announced results for its second quarter ended January 31, 2002:

Revenues were $1,968,004 in the second quarter of fiscal 2002, compared to $2,785,015 for the second quarter of fiscal 2001. Sales are $2,539,934 year to date in fiscal 2002, compared to $3,965,679 year to date in fiscal 2001. Sales in the second quarter of fiscal 2001 declined approximately 29% primarily as a result of the decline in specialty publication revenues, as well as the decline in online advertising.

This 2nd quarter profit of $113,624 is mainly a result of a significant reduction in expenses achieved during the quarter including reductions in anticipation of the completion of the business combination with National Construction Group Inc. Additionally, BrandEra recognized the majority of its specialty publication revenues for the fiscal year.

U.S. Dollars (unaudited)	**3 months ended**		**6 months ended**	
	Jan 31, 2002	**Jan 31, 2001**	**Jan 31, 2002**	**Jan 31, 2001**
Revenues	$1,968,004	$2,785,015	$2,539,934	$3,965,679
Gross profit	$1,013,552	$1,860,371	$1,402,112	$2,483,366
Expenses	910,365	2,110,836	$1,808,305	$4,503,224
Interest income	10,437	87,085	$26,302	$144,645
Profit (Loss) - before Amortization of acquisition goodwill	$113,624	$(163,380)	$(379,891)	$(1,875,213)
Net Profit (Loss) for the period	$113,624	$(501,903)	$(379,891)	$(2,547,680)
Profit (Loss) per share – before amortization of acquisition goodwill	$0.03	$0.00	$(0.10)	$(0.05)
Profit (Loss) per share	$0.03	$(0.01)	$(0.10)	$(0.07)
Cash and cash equivalents			$1,265,202	$3,630,223
Total assets			$2,954,225	$8,392,760
Shareholders' equity			$1,593,877	$6,695,514

BrandEra also announced today the advance of a CDN$500,000 convertible loan to National Construction, which is repayable in six months and bears interest at the prime rate of interest of the National Bank plus 3% per annum. The National Construction loan is convertible, at the option of BrandEra exercisable at any time after a default, into common shares of National Construction at an exercise price of CDN$1.00 per share. The loan is guaranteed by a principal shareholder of National Construction and secured by subordinated security agreements against all of the assets of National Construction and the Guarantor. National Construction and BrandEra have entered into a share exchange agreement which is scheduled to be completed in April, 2002, subject to receipt of all requisite regulatory and shareholder approvals.

About BrandEra

BrandEra is a business-to-business marketplace for creative, advertising and marketing professionals. The site offers Internet services for this vibrant and influential community, and provides a cohesive environment in which to work, find one another, and conduct business. Specific Web properties of the BrandEra network include BrandEra.com, BlackBook.com, Portfolios.com and MediaLot.com. In addition, BrandEra is a publisher of The Black Book, a group of specialty creative source books.

BrandEra has entered into an arm's-length share exchange agreement with National Construction Group Inc. ("National") and the shareholders of National dated October 30, 2001, pursuant to which BrandEra has agreed to acquire all of the issued and outstanding common shares and special shares of National in exchange for CDN$1,500,000 in cash and 7,259,920 common shares of BrandEra. This agreement is outlined in detail, in a press release dated October 31, 2001.

This press release may contain forward-looking statements relating to BrandEra. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, general economic conditions, the company's history of losses, quarterly results that are unpredictable and subject to significant fluctuations, cyclical revenue attributed to our Black Book specialty publishing segment, reliance on a small group of customers, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Second Quarter Report
Six Months Ended January 31, 2002

For more information please contact:
BrandEra Inc.
5255 Yonge Street, Suite 705
Toronto, Ontario Canada M2N 6P4
Tel: 800-303-9277 fax: 416-226-1931
Email: mail@brandera.com

BRANDERA INC.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. Dollars)

	(Unaudited) Three months ended		(Unaudited) six months ended	
	31-Jan-02	31-Jan-01	31-Jan-02	31-Jan-01
	$	$	$	$
REVENUES	1,968,004	2,785,015	2,539,934	3,965,679
COST OF REVENUES	954,452	924,644	1,137,822	1,482,313
GROSS PROFIT	1,013,552	1,860,371	1,402,112	2,483,366
EXPENSES				
Selling, marketing and administrative	856,910	1,775,052	1,636,578	3,708,440
Product and Services Research and Development	53,455	335,784	171,727	794,784
	910,365	2,110,836	1,808,305	4,503,224
OPERATING INCOME (LOSS) FOR THE PERIOD	103,187	(250,465)	(406,193)	(2,019,858)
INTEREST INCOME	10,437	87,085	26,302	144,645
INCOME (LOSS) FOR THE PERIOD – before amortization of acquisition goodwill	113,624	(163,380)	(379,891)	(1,875,213)
AMORTIZATION OF ACQUISITION GOODWILL	-	(338,523)	-	(672,467)
NET INCOME (LOSS) FOR THE PERIOD	113,624	(501,903)	(379,891)	(2,547,680)
DEFICIT - beginning of period	(26,928,791)	(21,422,635)	(26,435,276)	(19,376,858)
DEFICIT- end of period	(26,815,167)	(21,924,538)	(26,815,167)	(21,924,538)
Earnings (Loss) per share – before amortization of acquisition goodwill	0.03	(0.04)	(0.10)	(0.51)
Earnings (Loss) per share	0.03	(0.14)	(0.10)	(0.69)
Weighted average number of common shares issued and outstanding during the period	3,783,304	3,696,195	3,783,304	3,696,195

BRANDERA INC.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. Dollars)

	(Unaudited) Three months ended		(Unaudited) six months ended	
	31-Jan-02	31-Jan-01	31-Jan-02	31-Jan-01
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income (Loss) for the period	113,624	(501,903)	(379,891)	(2,547,680)
Items not affecting cash:				
Amortization of acquisition goodwill	-	338,523	-	672,467
Amortization of capital assets	28,169	50,788	57,977	109,638
Translation adjustment	(16,066)	69,230	(69,410)	(56,596)
	125,727	(43,362)	(391,324)	(1,822,171)
Changes in non-cash items relating to operations				
Decrease (increase) in accounts and sundry receivables	(19,703)	96,174	257,646	431,320
Decrease (increase) in publications-in-progress	-	18,220	175,381	498,444
Decrease (increase) in prepaid expenses and sundry assets	93,924	197,486	77,324	(323,278)
Decrease in deferred revenue	(1,349,032)	(1,981,313)	(1,530,015)	(2,496,527)
Increase (decrease) in accounts payable and accrued liabilities	733,016	420,067	460,790	(160,711)
CASH FLOWS USED IN OPERATING ACTIVITIES	(416,068)	(1,292,728)	(950,198)	(3,872,923)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from the issuance of share capital, net	22,327	(15,667)	22,327	4,434,473
CASH PROVIDED BY FINANCING ACTIVITIES	22,327	(15,667)	22,327	4,434,473
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash costs paid in acquisition	-	(24,600)	-	(24,600)
Net purchase of capital assets	(1,310)	(11,172)	(1,310)	(43,823)
CASH USED IN INVESTING ACTIVITIES	(1,310)	(35,772)	(1,310)	(68,423)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT FROM ALL ACTIVITIES	(395,051)	(1,344,167)	(929,181)	493,127
CASH AND CASH EQUIVALENTS – beginning of period	1,660,253	4,974,390	2,194,383	3,137,096
CASH AND CASH EQUIVALENTS - end of period	1,265,202	3,630,223	1,265,202	3,630,223

BRANDERA INC.
INTERIM BALANCE SHEET
(U.S. Dollars)

	(Unaudited) As at 31-Jan-02 $	(Audited) As at 31-Jul-01 $
ASSETS		
CURRENT		
Cash and short-term deposits	1,265,202	2,194,383
Accounts and sundry receivables	585,279	844,411
Publications-in-progress	-	175,381
Prepaid expenses and sundry assets	80,214	156,352
	1,930,995	3,370,527
GOODWILL	784,000	784,000
CAPITAL ASSETS	239,230	295,898
	2,954,225	4,450,425
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	940,411	479,622
Deferred Revenue	419,937	1,949,952
	1,360,348	2,429,574
SHAREHOLDERS' EQUITY		
Share capital	28,919,452	28,897,125
Translation adjustment	(510,408)	(440,998)
Deficit	(26,815,167)	(26,435,276)
	1,593,877	2,020,851
	2,954,225	4,450,425

BRANDERA INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2002
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

a) Basis of Presentation

These interim financial statements present on a consolidated basis the accounts of BrandEra Inc. and its wholly -owned subsidiary, BrandEra.com (U.S.) Inc. and, except as described below, follows the same accounting polices and methods of their application as in the consolidated financial statements as at July 31, 2001 and for the year then ended.

The unaudited interim consolidated financial statements do not conform in al l material respects to the requirements of generally accepted accounting principles for the annual financial statements, and should be read in conjunction with the notes to the company's audited financial statements for the year ended July 31, 2001.

Canadian generally accepted accounting principles require disclosure of comparative balance sheet as of the immediately preceding fiscal year and comparative consolidated interim statements of operations and cash flows for the corresponding period of the preceding year.

b) Change in Accounting Policy

During the interim period ended January 31, 2002, the Company has adopted the requirements of section 3062 of the CICA Handbook ("CICA - 3062") on goodwill and other intangible assets. As a result, the Company has stopped amortizing the unamortized balance of goodwill. If the Company determines that there is a permanent impairment in the value of the unamortized portion of goodwill, an appropriate amount of unamortized balance of goodwill will be charged to income as an "impairment charge" at that time. This change in the accounting policy, as directed by CICA - 3062 has been applied prospectively. The Company has determined that there has been no further impairment in value of goodwill during the period ended January 31, 2002 further to that determined in the year ended July 31, 2001. Accordingly, no impairment charge against July 31, 2001 retained earnings has been recorded.

2. Business Segments and Significant Customers

The Company operates in two business segme nts. These are, providing online services to the advertising and marketing communications industry via a network of websites in combination with real time, interactive and transactional capabilities and online advertising ("Online Services" segment) and publication of the "Black Book" series of specialized photographer, illustrator and annual report directories for commercial art buyers including advertising agencies and marketing professionals ("Speciality Publications" segment).

The company's operating segments are as follows:

6 months ended January 31, 2002	Online Services	Specialty Publications	Total
Revenues	$ 197,122	$ 2,342,812	$ 2,539,934
Net Profit (Loss)	(581,038)	201,147	(379,891)
Total Assets	1,583,216	1,371,009	2,954,225
Amortization of Capital Assets	25,286	32,691	57,977
Additions to Capital Assets	1,310	-	1,310

6 months ended January 31, 2001	Online Services	Specialty Publications	Total
Revenues	$ 453,859	$ 3,511,820	$ 3,965,679
Profit (Loss) before amortization of Acquisition Goodwill	(2,748,904)	873,691	(1,875,213)
Net Profit (Loss)	(2,748,904)	201,224	(2,547,680)
Total Assets	5,651,243	4,751,103	10,402,346
Amortization of Capital Assets and Acquisition Goodwill	84,828	697,277	782,105

Geographical Information and Significant Customers

In the 6 months ended January 31, 2002 and 2001, the Company's sales were primarily in the United States wit h no other geographical segment representing more than 10% of total sales.

In the 6 months ended January 31, 2002 and 2001, the Company had no sales to individual customers representing greater than 10% of sales .

3. Share Exchange Agreement

In October 2001, the Company entered into an arm's length share exchange agreement with National Construction Group ("National") and its shareholders, to complete an acquisition (the "Transaction"). The principal elements of the proposed transaction are as follows:

i) the Company has agreed to acquire all of the issued and outstanding common shares and special shares of National, in exchange for CDN $1.5 million and 7,259,920 shares of the Company. The Transaction, will close after the completion by the Company of a private placement of 3,750,000 common shares (the "BrandEra Shares") at a price of US $0.40 per share for gross proceeds to BrandEra of US $1,500,000 (the "BrandEra Private Placement").

ii) Pursuant to the Share Exchange Agreement (the "Agreement"), Standard Se curities Capital Corporation ("Standard"), which is at arm's length to the Company, will be paid a finder's fee of US $288,700 to be paid by the issuance of 721,750 shares of the Company. Standard has also been paid a fiscal advisory fee by National for s ervices provided to National.

iii) The Company has also entered into an agreement with an arm's length party, pursuant to which the company has the option for a period of 24 months to require the party to purchase the shares of the sole subsidiary of the Compa ny, BrandEra.com (U.S.) Inc., as well as the Web site "portfolios.com", after the completion of the Transaction for a cash consideration of not less than CDN $1,500,000 (the "BrandEra Asset Put Agreement").

iv) The completion of the Transaction is also subjec t to the approval of CDNX and all other necessary regulatory approval. The completion of the Transaction is also subject to additional conditions, including shareholder approval of the Transaction as a reverse-takeover acquisition of BrandEra, satisfactor y completion of due diligence reviews by the parties, the completion of the BrandEra Private Placement, the entering into employment agreements with certain personnel, the entering into of the BrandEra Asset Put Agreement and the company having net cash as sets after completion of the BrandEra Private Placement (but prior to the payment of the cash portion of the purchase price) of CDN $4,000,000.

v) In connection with the Agreement, the company has agreed, subject to shareholder and regulatory approvals, to grant options to purchase 1,173,000 shares at US $0.40 per share upon completion of the transactions contained in the agreement.

4. Comparative Figures

Comparative figures, with respect to earnings per share, have been recomputed in accordance with current pe riod presentation, as referred to in the Company's annual financial statements.

5. Subsequent Events

i) Private Placement Financing

BrandEra completed a private placement issuance of 2,611,545 Common Shares for total proceeds of U.S.$1,044,618. This issuance forms the first tranche of a private placement to issue up to a maximum of 3,750,000 Common Shares for total proceeds of U.S.$1,500,000 as described in note 3i above.

ii) Loan to National Construction Group Inc.

Pursuant to a commitment letter da ted February 21, 2002 and a Loan Agreement dated March 20, 2002, BrandEra has advanced a CDN $500,000 convertible loan to National Construction Group Inc. ("National Construction"), which is repayable in six months and bears interest at the prime rate of i nterest of the National Bank plus 3% per annum. The National Construction loan is convertible, at the option of BrandEra exercisable at any time after a default, into common shares of National Construction at an exercise price of CDN$1.00 per share. The loan is guaranteed by a principal shareholder of National Construction and secured by subordinated security agreements against all of the assets of National Construction and the Guarantor. National Construction and BrandEra have entered into a share excha nge agreement, which is scheduled to be completed in April, 2002, subject to receipt of all requisite regulatory and shareholder approvals, as described in Note 3 above.